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May 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Sonia Bednarowski

John Dana Brown

Ben Phippen

John Spitz

Re:	Fidelis Insurance Holdings Limited
Registration Statement on Form F-1
Filed April 14, 2023
File No. 333-271270

Ladies and Gentlemen:

On behalf of Fidelis Insurance Holdings Limited (“FIHL” or the “Company”), we are submitting this letter and the following information in response to the letter, dated April 18, 2023, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on April 14, 2023. The Company is also filing via EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).

Except for the page references contained in the comments of the Staff, references to page numbers below pertain to the page numbers in the Amendment No. 1. Capitalized terms used herein without definition have the meanings ascribed to them in the Amendment No. 1.

Summary

Use of Proceeds, page 92

1.

Comment: Please expand your disclosure in this section to describe in greater detail the specified purposes for which the net proceeds are intended to be used and, if material amounts of other funds will be necessary to accomplish the specified purposes, state the order of priority of the specified purposes of the net proceeds and provide an estimate of the amounts of such other funds and the sources thereof. If you have no specific plans for the proceeds, discuss the principal reasons for the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 92.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Willkie Farr & Gallagher (UK) LLP is a limited liability partnership formed under the laws of the State of Delaware, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 565650.

Unaudited Pro Forma Condensed Combined Financial Information, page 102

2.

Comment: Refer to your comment 2. We note disclosure on page F-62 that following the consummation of the Separation Agreement, Fidelis MGU acquired approximately 9.9% of the common shares of the Group. Please revise to clarify whether, and if so where, this acquisition of shares by Fidelis MGU is included in the Separation transactions accounting adjustments and reflected in your pro forma financial statements.

Response: In response to the Staff’s comment, the Company respectfully advises that Fidelis MGU acquired 9.9% of the Common Shares of the Company through private transactions with shareholders of the Group. These transactions did not impact the number of Common Shares issued and outstanding or the cash flows of the Group, and as a result do not impact the pro forma financial information. The Company has revised the disclosure on page 106 to clarify why these transactions are not reflected in the pro forma financial information.

3.

Comment: Refer to transaction accounting adjustment 4(a) and the corresponding explanation of the adjustment on page 106. Please tell us, and revise to explain, why the removal of assets of Fidelis MGU results in an increase in “premiums and other receivables” and “deferred policy acquisition costs.”

Response: In response to the Staff’s comment, the Company respectfully advises that Pine Walk Capital collected $9.3 million of premiums from third parties on or prior to December 31, 2022 but had not remitted such proceeds to the insurance operating subsidiaries of the Group. In the December 31, 2022 consolidated financial statements, these amounts are shown as cash and cash equivalents. Following the deconsolidation of Fidelis MGU in the pro forma financial information, these amounts have been reclassified from cash and cash equivalents to premiums receivable. The Company also respectfully advises that while carrying out the above procedure to deconsolidate Fidelis MGU, the Company detected an immaterial accounting entry to deferred policy acquisition costs of $0.2 million that was no longer required.

The Company has revised the disclosure on page 106 to clarify why the deconsolidation of Fidelis MGU caused an increase in premiums and other receivables.

4.

Comment: Please revise transaction accounting adjustment Note 4(b) and the corresponding explanation on page 106 to separately quantify the cash and cash equivalents attributable to Fidelis MGU and the amounts of various expenses related the Separation Transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 to clarify the amount of cash and cash equivalents attributable to Fidelis MGU and the amount related to the various expenses of the Separation Transactions.

5.

Comment: Refer to Notes 4(e) and 4(g) on page 107 and Note 25 on page F-62. Please tell us, and revise your disclosure on page 107 to explain in more detail, how you determined the fair value of Fidelis FGU to be $1,775 million, resulting in a net gain on distribution of $1,638.1 million, and reference the accounting guidance relied upon in making this determination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 to clarify that the fair value of Fidelis MGU was determined in accordance with the requirements of FASB ASC 820 – Fair Value Measurements, and with the assistance of a third-party independent valuation expert. The Company has provided an explanation of the requirements of FASB ASC 820 together with an explanation as to how those requirements were applied to the valuation of Fidelis MGU. The Company has also provided details of the valuation range determined by our third-party independent valuation expert together with an explanation as to how the Company selected the fair value within that range.

6.

Comment: Please revise Note 4(k) on page 107 to separately quantify each of the adjustments (i) through (iv) so a reader can better understand the individual components of the net decrease to general and administrative expenses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 to separately quantify each of the adjustments (i) through (iv).

Please do not hesitate to call Joseph Ferraro at 011-44 203 580 4707 or Jennifer Tait at 011 -44 203 580 4729 with any questions or comments.

Very truly yours,

/s/ Joseph Ferraro

Joseph Ferraro

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